November 4, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Kenta Kon, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Telephone: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in October pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on August 4, 2026, as follows:

1. Class of shares repurchased	Shares of common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased	45,167,100 shares

3. Total purchase price for repurchase of shares	JPY 134,999,601,650

4. Period of repurchase	From October 1, 2026 to October 31, 2026

5. Method of repurchase	Open market purchases

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on August 4, 2026

(1) Class of shares to be repurchased	Shares of common stock of TMC

(2) Total number of shares to be repurchased	500 million shares (maximum)

(3) Total purchase price for repurchase of shares	JPY 1,000 billion (maximum)

(4) Period of repurchase	From August 5, 2026 to August 4, 2027

(5) Method of repurchase	Open market purchases

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of October 31, 2026)

(1) Total number of shares repurchased	108,933,600 shares

(2) Total purchase price for repurchase of shares	JPY 329,999,973,850